RICHARD FEINER
ATTORNEY AT LAW
381 Park Avenue South
Of Counsel	16th Floor
Silverman Shin	New York, New York 10016
Byrne & Gilchrest PLLC	(212) 779-8600
Fax: (917) 720-0863
E-Mail RFeiner@Silverfirm.com

April 28, 2014

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elite Pharmaceuticals, Inc./NV
Registration Statement on Form S-3 (the “Registration Statement”)
Filed April 15, 2014
SEC filing No. 333-195265

Dear Mr. Riedler:

On behalf of Elite Pharmaceuticals, Inc. (the "Company"), I file herewith Amendment No. 1 to the Registration Statement, which Amendment No. 1 is filed on Form S-1 (the “Amendment”), and I hereby respond to the comments contained in your April 17, 2014 comment letter.

Comment No. 1:

1.	We note that you do not appear eligible to use Form S-3 for this offering pursuant to General Instruction I.A.5 to Form S-3. Please either convert your registration statement to Form S-1 or provide an analysis as to your eligibility to use Form S-3 in light of your stated default under the NJEDA bonds.

Response: The Company has amended the Registration Statement and the Amendment filed herewith is on Form S-1.

Elite Pharmaceuticals, Inc.

April 28, 2014

Comment No. 2:

2.	It appears that you have a pending request for confidential treatment in connection with an application filed November 18, 2013. We are currently processing this request and will issue comments, if any, to you in a separate letter. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response: All issues raised by the Staff related to the confidential treatment request filed November 18, 2013 have been resolved and the Commission issued an order granting confidential treatment on April 28, 2014.

As required, if and when the Company requests acceleration of the effective date of the Registration Statement, the Company will, at that time, acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours, /s/ Richard Feiner Richard Feiner